Leo Borchardt +44 20 7418 1334 leo.borchardt@davispolk.com	Davis Polk & Wardwell London llp 5 Aldermanbury Square London EC2V 7HR davispolk.com

November 9, 2023

Re:	Novo Nordisk A/S Form 20-F for the Fiscal Year Ended December 31, 2022 Filed February 1, 2023 File Number: 333-82318

Anuja A. Majmudar

Karina Dorin
U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Majmudar and Ms. Dorin:

I am writing on behalf of Novo Nordisk A/S (the “Company”) in connection with the Staff’s review of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022. I confirm that the Company has received and is considering its response to your letter dated November 3, 2023.

In order to ensure the completeness and accuracy of the Company’s response, it will be conducting a detailed review of the items concerned in respect of the above filing.

The Company anticipates being able to complete this review and provide a response to the SEC by no later than Friday, November 24, 2023.

Very truly yours,

/s/ Leo Borchardt

Leo Borchardt

cc:	Karsten Munk Knudsen Novo Nordisk A/S

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